                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A

                                (AMENDMENT NO. 4)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)

                         Multi-Benefit Realty Fund 87-1
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer))

                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                             ConCap Equities, Inc.
                             AIMCO Properties, L.P.
--------------------------------------------------------------------------------
                      (Names of Filing Persons - Offerors)

                       Class A Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                            Amount of filing fee
----------------------                            --------------------
$56,543.76                                              $ 4.57


* For purposes of calculating the fee only. This amount assumes the purchase of 33,657 Class A units of limited partnership interest of the subject partnership for $1.68 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.57               Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed:   November 17, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO PROPERTIES, L.P.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
         84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  63,163 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  63,163 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         63,163 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 65.60%

14.      TYPE OF REPORTING PERSON
         PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO-GP, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  63,163 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  63,163 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         63,163 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 65.60%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
         84-1259577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  63,163 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  63,163 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         63,163 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 65.60%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  INSIGNIA PROPERTIES, L.P.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  28,883 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  28,883 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,883 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 30.0%

14.      TYPE OF REPORTING PERSON
         PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO/IPT, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  28,883 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  28,883 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,883 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 30.0%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  COOPER RIVER PROPERTIES, L.L.C.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  5,183 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  5,183 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,183 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 5.38%

14.      TYPE OF REPORTING PERSON
         OO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  MADISON RIVER PROPERTIES, L.L.C.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  21,457 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  21,457 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,457 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 22.28%

14.      TYPE OF REPORTING PERSON
         OO

        AMENDMENT NO. 4 TO SCHEDULE TO/AMENDMENT NO. 16 TO SCHEDULE 13D


         This Statement constitutes (a) Amendment No. 4 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the "Schedule TO"), filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company and ConCap Equities, Inc. relating to the offer by AIMCO Properties, L.P. to purchase Class A units of limited partnership interest ("Units") of Multi-Benefit Realty Fund '87-1, a California limited partnership (the "Partnership"), at a price of $1.68 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 17, 2003, and in the related Letter of Transmittal (which, together with the Revised Litigation Settlement Offer and any additional supplements or amendments, collectively constitute the "Offer"); and (b) Amendment No. 16 to the Schedule 13D filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, Insignia Properties, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Madison River Properties, L.L.C. (the "Schedule 13D"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York City time, on December 30, 2003, the offer expired pursuant to its terms. A total of 536 Class A units, representing approximately 0.56% of the outstanding Class A units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of those units.

                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  January 9, 2004
                                        AIMCO PROPERTIES, L.P.

                                        By:   AIMCO-GP, INC.
                                              Its General Partner


                                        By:   /s/ Patrick J. Foye
                                              -------------------------------
                                              Patrick J. Foye
                                              Executive Vice President


                                        AIMCO-GP, INC.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        CONCAP EQUITIES, INC.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By:  AIMCO/IPT INC.
                                             Its General Partner


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President



                                        AIMCO/IPT INC.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                        COOPER RIVER PROPERTIES, L.L.C.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                        MADISON RIVER PROPERTIES, L.L.C.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President